4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE UNVEILS ENHANCED WEBSITE AND NEW DOMAIN NAME

WINNIPEG, Manitoba – (March 7, 2005). Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce the launch of its new corporate website under the domain name www.medicure.com.

The new website has been designed to provide visitors with current and detailed information about the Company and its initiatives in the development of cardiovascular drugs. New features include an online Video Gallery, featuring interviews with, among others, Medicure President & CEO, Albert D. Friesen, Ph.D, Doctors Robert Harrington and James Tcheng from Duke Clinical Research Institute and Dr. Yves Lacourcière, the Principal Investigator on the MATCHED Trial.

“Our new website is an important piece of our overall Investor Relations and Corporate Communications strategy,” stated Dr. Friesen. “The Company has made significant progress on many fronts, including both of the Phase II clinical trials and the addition of new therapeutics to our growing pipeline of products. The enhanced website will provide a wealth of information about Medicure to our shareholders, strategic partners and other members of the biotech community."

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed - Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com